Exhibit 99.1

EURASIA ENERGY LIMITED

NOTICE OF ANNUAL GENERAL MEETING OF STOCKHOLDERS

Notice is hereby given that the Annual General Meeting (the "Annual Meeting") of the stockholders of Eurasia Energy Limited (the "Company") will be held at 12:00 p.m. (local time in Anguilla, British West Indies) on Monday, November 4, 2019, at 294 Heywood House, Anguilla, British West Indies, for the following purposes:

1.
To elect members to our Board of Directors to serve for the ensuing year;

2.
To consider and vote upon a proposal to ratify the appointment of Davidson & Company LLP as independent auditors for the Company for the 2019 fiscal year.

3.
To ratify and confirm all acts, deeds and things done and proceedings taken by the directors and officers of the Company on its behalf since January 1, 2017.

4.
To ratify, confirm and approve the Reverse Stock Split, details of which are set out in the accompanying proxy statement.

5.
To ratify, confirm and approve the Share Capital Alteration, details of which are set out in the accompanying proxy statement.

6.
To transact such other business as may properly come before the Annual Meeting and any adjournment or postponement thereof.

Accompanying this Notice is a Proxy Statement and a form of Proxy.

The enclosed Proxy is solicited by management of the Company and stockholders may amend it, if desired, by inserting in the space provided, an individual designated to act as proxy holder at the Annual Meeting. The holders of Common Stock of the Company of record at the close of business on September 30, 2019, will be entitled to vote at the Annual Meeting.

All stockholders are cordially invited to attend the Annual Meeting in person. However, to assure your representation at the Annual Meeting, you are urged to sign and return the enclosed proxy card as promptly as possible. Any stockholder attending the Annual Meeting may vote in person even if the stockholder has returned a proxy card.

Internet availability of proxy materials.

This notice of Annual Meeting and proxy statement along with the form of proxy card and the Company’s Annual Report on Form 20F – Annual Report for the year ended December 31, 2018 have been filed and are available on EDGAR at www.sec.gov.

DATED at Aberdeen, Scotland this 2nd day of October, 2019.

BY ORDER OF THE BOARD

(signed) Nicholas W. Baxter
Nicholas W. Baxter, Director